

The hub for all entertainers.





Rony H. · 2nd

doodeo **DOODEO**

Founder & CEO at Doodeo ¦ The LinkedIn for Musicians ¦

Talks about #startups, #entertainment, #growthstrategy, #communitybuilding, and #socialentrepreneurship

United States · **Contact info**

1,645 followers · **500+** connections

Experience



Founder

DOODEO

Jun 2019 – Present · 2 yrs 8 mos

Los Angeles, California, United States

The Linkedin for entertainers.

🌐 https://doodeo.com/

On a mission to build the biggest entertainer's community. Allowing users to connect, collaborate, and find opportunities.

Key Responsibilities: ...see more



THE VOICE - Content Integration Partner

the voice · Full-time

Feb 2014 – Jun 2019 · 5 yrs 5 mos

Region: GCC

Key Responsibilities:
- Hire, lead, and engage the content sales team with defined strategies and KPIs.
- Maintain strong relationships with key clients
- Collaborate in yearly budgeting & forecasting, keeping in view market risks & op ...see more


THE VOICE

Lead - Ad sales and Partnerships

Fox Networks Group · Full-time

May 2010 – Feb 2014 · 3 yrs 10 mos

GCC

🖥 **Channels under my Portfolio:**
- FOX series, ● FX, ● FOX MOVIES

Key Responsibilities: ...see more